

June 30, 2014

Via E-mail
David F. Conte
Chief Financial Officer
Splunk Inc.
250 Brannan Street
San Francisco, California 94107

>   Re: **Splunk Inc.**
>   **Form 10-K for the Fiscal Year Ended January 31, 2014**
>   **Filed March 31, 2014**
>   **File No. 001-35498**

Dear Mr. Conte:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal 2014, 2013 and 2012

Revenues, page 47

1.   We note your disclosure on page 13 that you have seen the proportion of your customer orders where revenue is recognized ratably increase steadily as a percentage of total orders. In your fourth quarter 2014 and first quarter 2015 conference calls, management indicates that 43% and 25% of quarterly license bookings in the fourth quarter of 2014

and the first quarter of 2015, respectively, are ratable recognition transactions. Please tell us what consideration was given to separately quantifying the proportion of license revenues that were under a ratable recognition model to enhance the transparency and understanding of how ratable recognition impacts your revenues as well as to describe any known trends. Refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Item 11. Executive Compensation, page 85 (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A Filed April 29, 2014)

Executive Compensation

Compensation Discussion & Analysis, page 25

2.   We note that your compensation committee considered the compensation practices of the 2014 peer group when setting the compensation levels for your named executive officers and that its strategy was to target, relative to your peer group, annual base salary ranges, total target cash compensation, and long-term equity compensation at the 50th, 60th, and 75th to 90th percentile, respectively. Your discussion of the various elements of compensation, however, does not specifically explain how you arrived at the actual amounts paid for each named executive officer or how those amounts compare to the benchmarks used. In your future filings, please expand your disclosure accordingly. Where actual payments were above or below the benchmark, your disclosure should discuss the reasons for any material variations.

3.   We note that individual performance is among the factors considered in setting long-term equity compensation awards to your named executives' officers. In future filings, to the extent that individual performance is considered in determining long-term equity compensation awards or awards under other elements of compensation, discuss how individual performance affected that element of compensation for each of the named executive officers.

Compensation Decision Process

Role of Management, page 28

4.   In your response letter, as well as in future filings, please clarify Mr. Sullivan's role in the setting of his own compensation. Refer to Item 402(b)(2)(xv) of Regulation S-K.

Cash Incentive Compensation

5.   We note that the target bonus opportunity for Messrs. Sullivan, Conte, Schroeder, and Sommer was based 100% on achievement of target revenues. In your response letter,

please disclose the target levels for this corporate performance objective and confirm that you will provide similar disclosure in future filings as appropriate. Refer to Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. In this regard, please note that we generally do not agree with the argument that disclosing a company level performance target for the prior fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed.

Exhibits

6.   Please file as an exhibit the loan agreement entered into on May 9, 2013 with Silicon Valley Bank, or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K. In future filings, please also update your disclosure to describe the material terms of any restrictive covenants in the context of your liquidity discussion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David F. Conte
Splunk Inc.
June 30, 2014
Page 4

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief